UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
July 15, 2008
Harmony Gold Mining Company Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: July 15, 2008
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

WORK STOPPAGE AT VIRGINIA OPERATIONS
Harmony Gold Mining Company Limited (Harmony) acknowledges that 6 500 employees at its Virginia operations downed tools earlier today.
The work stoppage at Harmony’s Virginia operations in the Free State is related to the safety incident at Unisel Mine where an employee lost his life on Friday 11 July 2008. Harmony is engaging with regional union representatives to address the matter.
The employee was killed at Unisel on Friday after accidently injuring himself with a water jet that he was operating. Unisel has enjoyed an excellent safety record until this unfortunate incident, having last week achieved their One Million Fatality Free Shifts.
In another incident, an employee was killed this morning at Harmony’s Elandsrand Gold Mine in an accident involving a scraper.
Harmony deeply regrets the loss of life and extends its condolences to the next of kin. We will continue to do all we can to eliminate fatal accidents on our mines.
ends.
Issued by Harmony Gold
Mining Company Limited
15 July 2008
For more details contact:
Graham Briggs
Chief Executive Officer
on +27(0)11 411 2012
or
Amelia Soares
General Manager,
Investor Relations
on +27 11 411 2314 or
+27 (0)82 654 9241
Corporate Office:
Randfontein Gold Mine
P O Box 1
Randfontein
South Africa 1796
T +27 (11) 411 2000
For the comprehensive
set of results please visit
www.harmony.co.za

JSE:	HAR
NYSE:	HMY
NASDAQ:	HMY
ISIN No.:	ZAE000015228